Dehaier Medical Systems Limited

March 25, 2010

By EDGAR and U.S. Mail

Daniel Morris, Esq.

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dehaier Medical Systems Limited
Registration on Form S-1 (File No: 333-163041)

Dear Mr. Morris:

Dehaier Medical Systems Limited, a British Virgin Islands company (“Dehaier”) writes to advise you supplementally that it has filed with its registration statement on Form S-1 (File No. 333-163041) all financial statements that are required by Rule 8-08 of Regulation S-X. In particular, Dehaier advises (i) that it meets all of the conditions under Rule 8-08(b); (ii) that audited financial statements are not yet available under Rule 8-08(a); (iii) that Dehaier is not aware of any significant adjustment, impairment, trend or other matter that has occurred since September 30, 2009 that would need to be presented in the recent developments section of the registration statement; and (iv) there has been no adverse change in financial condition or results of operations since September 30, 2009.

Sincerely,

/s/ Zheng (Rita) Liu

Zheng (Rita) Liu
Chief Financial Officer
(Principal Financial and Accounting Officer)